# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lipella Pharmaceuticals Inc., CIK 0001347242
CUSIP: 53630L209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7800 Susquehanna Street, Suite 505, Pittsburgh, Pennsylvania (PA), 15208
Date of event which requires filing of this statement: 04/07/2025
Amends the filing with accession number 0001753926-25-000163
Filed by CIK 0001959250
Persons authorized to receive notices and communications: David E. Danovitch, Esq., Sullivan & Worcester LLP, 1251 Avenue of the Americas,19th Floor, New York, New York (NY), 10020, (212) 660-3000

## Reporting persons
- Jonathan H. Kaufman (CIK 0001959250): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 212,290; shared voting power 0; sole dispositive power 212,290; shared dispositive power 0; aggregate amount beneficially owned 212,290 (4.9% of the class)
  Comment: This constitutes an exit filing for Dr. Jonathan Kaufman (the ''Reporting Person''). Beneficial ownership consists of (i) 112,352 shares of common stock, par value $0.0001 per share, of the issuer (''Common Stock'') purchased by the Reporting Person with personal funds and (ii) 99,938 shares of Common Stock that may be issued upon exercise of fully vested stock options awarded by the issuer (the ''Issuer'') to the Reporting Person in his capacity as an officer and director of the Issuer. The numbers and percentage listed in rows 7, 9, 11 and 13 above are based on 4,239,350 shares of Common Stock outstanding as of the date of this Amendment No. 18 to Statement on Schedule 13D (''Amendment No. 18''), as verified with the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Lipella Pharmaceuticals Inc.
Address of issuer's principal executive offices: 7800 Susquehanna Street, Suite 505, Pittsburgh, Pennsylvania (PA), 15208
Comment: This Amendment No. 18 amends and supplements the Statement on Schedule 13D initially filed by the Reporting Person with the U.S. Securities and Exchange Commission ("SEC") on December 29, 2022, as amended by Amendment No. 1 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on June 21, 2023, as amended by Amendment No. 2 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 6, 2024, as amended by Amendment No. 3 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 15, 2024, as amended by Amendment No. 4 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 19, 2024, as amended by Amendment No. 5 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on May 6, 2024, as amended by Amendment No. 6 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on October 17, 2024, as amended by Amendment No. 7 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on December 27, 2024, as amended by Amendment No. 8 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on January 3, 2025, as amended by Amendment No. 9 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on January 17, 2025, as amended by Amendment No. 10 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on January 23, 2025, as amended by Amendment No. 11 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on January 30, 2025, as amended by Amendment No. 12 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on February 10, 2025, as amended by Amendment No. 13 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 3, 2025, as amended by Amendment No. 14 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 11, 2025, as amended by Amendment No. 15 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 17, 2025, as amended by Amendment No. 16 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 19, 2025 and as amended by Amendment No. 17 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on April 7, 2025 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 18 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. The purpose of this Amendment No. 18 is to update the Reporting Person's beneficial ownership percentage in the Schedule 13D and to indicate that the Reporting Person has ceased to be the beneficial owner of more than five percent of the shares of the outstanding Common Stock of the Issuer. This Amendment No. 18 constitutes an exit filing for the Reporting Person.

## Item 2. Identity and Background
Name of person filing: Jonathan H. Kaufman
Residence or business address: 7800 Susquehanna Street, Suite 505, Pittsburgh, Pennsylvania 15208
Present principal occupation or employment: President, Chief Executive Officer, Secretary, Treasurer and Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in "Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is not being amended by this Amendment No. 18.

## Item 4. Purpose of Transaction
Purpose of transaction: The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment No. 18 and the corresponding comment, and the information set forth in or incorporated by reference into Item 2, Item 3, Item 5, Item 6 and Item 7 of this Amendment No. 18 is hereby incorporated by reference in its entirety into this Item 4. Except as described in this Item 4 above, the information contained in "Item 4. Purpose of Transaction." of the Schedule 13D is not being amended by this Amendment No. 18.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to rows 11 and 13 on the cover page of this Amendment No. 18.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover page of this Amendment No. 18.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in the Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Amendment No. 18.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as reported in the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 9, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." of the Schedule 13D is not being amended by this Amendment No. 18.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The information contained in "Item 7. Material to be filed as Exhibits." of the Schedule 13D is not being amended by this Amendment No. 18.

## Signatures
- Jonathan H. Kaufman: /s/ Jonathan H. Kaufman, Jonathan H. Kaufman (04/09/2025)